UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Dragonwave Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

26144M400
(CUSIP Number)

August 3, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Kenneth F. Siebel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
224,000(1)

	6	SHARED VOTING POWER
948,000(2)(3)

	7	SOLE DISPOSITIVE POWER
224,000(1)

	8	SHARED DISPOSITIVE POWER
948,000(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,172,000.00(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.88%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

_______________________
(1) Consists of 56,000 shares of common stock of the issuer and warrants convertible into 168,000 shares of common stock of the issuer.
(2) Consists of 237,000 shares of common stock of the issuer and warrants convertible into 711,000 shares of common stock of the issuer.
(3) Consistent with Rule 13d-4 under the Act, Mr. Siebel disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which Private Wealth Partners, LLC or its employees have voting or investment discretion, or both.

Item 1(a).	Name of Issuer:

Dragonwave Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

411 Legget Drive, Suite 600
Ottowa, Ontario, K2K3C9, Canada

Item 2(a).	Name of Person Filing:

This statement is being filed by Kenneth F. Siebel with respect to shares of the issuer's common stock beneficially owned directly and indirectly by Mr. Siebel, including shares of the issuer's common stock beneficially owned by Private Wealth Partners, LLC, a California limited liability company and a registered investment adviser ("IA"). Mr. Siebel controls IA by virtue of Mr. Siebel's position as a majority managing member of IA. IA manages discretionary client accounts that include shares of the issuer's common stock.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

80 E Sir Francis Drake Blvd., 4th Floor
Larkspur, CA 94939

Item 2(c).	Citizenship:

Item 4 of the cover page is incorporated by reference.

Item 2(d).	Title of Class of Securities:

Common stock

Item 2(e).	CUSIP Number:

26144M400

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a)          Amount beneficially owned:

1,172,000.00(4)

(b)          Percent of class:

9.88%

(c)          Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote: 224,000

(ii)          Shared power to vote or to direct the vote: 948,000(4)

(iii)         Sole power to dispose or to direct the disposition of: 224,000

(iv)         Shared power to dispose or to direct the disposition of:  948,000(4)

(4) Consistent with Rule 13d-4 under the Act, Mr. Siebel disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which Private Wealth Partners, LLC or its employees have voting or investment discretion, or both.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

IA, a registered investment adviser, and Mr. Siebel, the majority managing member of IA, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of common stock to IA's discretionary investment advisory clients.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 10, 2016

KENNETH F. SIEBEL

By:	/s/ Kenneth F. Siebel
Name: Kenneth F. Siebel